January 6, 2016

VIA EDGAR

Securities and Exchange Commission
Divison of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

Re:    Parker Drilling Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 4, 2015
Form 8-K filed November 4, 2015
File No. 001-07573

Ladies and Gentlemen:
Parker Drilling Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter, dated December 29, 2015 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 and Periodic Report on Form 8-K filed November 4, 2015. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until January 22, 2016 to respond to the Comment Letter in order to provide the Company time to thoroughly evaluate the Staff’s comments. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 22, 2016. Should you have any questions regarding the request made herein, please do not hesitate to contact the undersigned at (281) 406-2000 or Kelly B. Rose at (713) 229-1796. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

PARKER DRILLING COMPANY

By: /s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:     Wei Lu, Securities and Exchange Commission
Jon-Al Duplantier, Parker Drilling Company
Kelly B. Rose, Baker Botts L.L.P.